SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                Marshall Dornfeld
                    Advantage Advisers Whistler Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                            Telephone: (212) 907-4000
                               Fax: (212) 667-4385

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 15, 2003
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:   $75,000,000 (a)    Amount of Filing Fee   $6,067.50 (b)
--------------------------------------------------------------------------------


(a)      Calculated  as  the  aggregate   maximum  purchase  price  for  limited
         liability company interests.

(b)      Calculated at $80.90 per $1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,067.50
Form or Registration No:  SCHEDULE TO, REGISTRATION NO. 005-59777
Filing Party:  ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
Date Filed:  October 15, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[x]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

                  This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 15, 2003 by Advantage Advisers Whistler Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $75,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 15, 2003.

                  This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on November 12, 2003.

         2. The Valuation Date of Interests tendered pursuant to the Offer was December 31, 2003.

         3. $50,439,978.64 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. Payment of the purchase price for the Interests tendered was made in the form of a promissory note given on November 21, 2003 to each Member who tendered Interests (or a portion thereof) that were accepted for purchase by the Fund in accordance with the terms of the Offer. The Fund paid, in cash, to Members that tendered a portion of their Interests, 100% of the unaudited net asset value of the Interests tendered, on January 30, 2004. Those Members that tendered all of their Interests also received payment on January 30, 2004, in cash, equal to 95% of the unaudited net asset value of the Interests tendered. The remaining balance due to Members tendering all of their Interest, if any, will be paid, with interest, promptly after the completion of the Fund's audit for the fiscal year ending March 31, 2004. It is expected that the annual audit will be completed no later than May 30, 2004.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ADVANTAGE ADVISERS WHISTLER
                                               FUND, L.L.C.

                                               By:  /s/ MARSHALL DORNFELD
                                                  ------------------------------
                                                  Name: Marshall Dornfeld
                                                  Authorized Signatory

February 26, 2004